[LETTERHEAD OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA]


Allianz Life Insurance Company of North America

Stewart D. Gregg
Senior Securities Counsel
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:    763-765-6355
stewart.gregg@allianzlife.com

July 21, 2009

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
     Allianz Life Variable Account B (File No. 811-05618)
     Registration Statement Nos. 333-139701 on Form N-4
     Post-Effective Amendment No. 18

Dear Sir/Madam:

The Registrant hereby requests acceleration of the effective date of the above captioned post-effective amendment to the Registration Statement and requests that said amendment become effective on July 22, 2009 after the filing of such post-effective amendment.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

Allianz Life Variable Account B
Allianz Life Insurance Company of North America



/s/ Stewart D. Gregg
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
Allianz Life Financial Services, LLC

Stewart D. Gregg
Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:    763-765-6355
stewart.gregg@allianzlife.com

July 21, 2009

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
     Allianz Life Variable Account B (File No. 811-05618)
     Registration Statement Nos. 333-139701 on Form N-4
     Post-Effective Amendment No. 18

     Allianz Life Insurance Company of New York
     Allianz Life of NY Variable Account C (File No. 811-05716)
     Registration Statement No. 333-143195 on Form N-4
     Post Effective Amendment No. 13

Dear Sir/Madam:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrants, joins the Registrants in their request to accelerate the effective date of the above captioned post-effective-amendments to the Registration Statements and request that said amendments become effective on July 22, 2009, after the filing of such post-effective amendments.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC



/s/ Stewart D. Gregg
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